Gibson, Dunn & Crutcher LLP

2001 Ross Avenue

Dallas, TX 75201-2911

Tel 214.698.3100

www.gibsondunn.com

Doug Rayburn

Direct: +1 214.698.3442
Fax: +1 214.571.2948
DRayburn@gibsondunn.com

Client: 65391-00002

October 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sandra Wall

Re:	Matador Resources Company

Form 10-K for Fiscal Year Ended December 31, 2020

Filed February 26, 2021

File No. 001-35410

Dear Ms. Wall:

Matador Resources Company (the “Company”) is in receipt of the comment letter dated September 10, 2021 from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 (the “Annual Report”). Below are the Company’s responses to the comments of the Staff. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text.

1.

Your explanation of the changes in proved undeveloped reserves related to revisions of prior estimates appears to include changes from two or more unrelated factors as well as both positive and negative changes summed into a single quantity without further explanation. For example, the revisions for 2020 identified the removal of certain undeveloped reserves as a result of lower weighted average oil and natural gas prices; however, the proved undeveloped reserves revisions of prior estimates shown is positive. Revise your disclosure to address the overall change by separately identifying and quantifying the net amount attributable to each contributing factor, including offsetting factors, so the change in proved undeveloped reserves due to revisions of prior estimates is fully explained. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

The Company advises the Staff that the changes in proved undeveloped reserves for 2020 related to revisions of prior estimates were determined as follows. Positive revisions to

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U.S. Securities and Exchange

Commission

October 8, 2021

prior estimates related to well performance were 16.3 million barrels of oil equivalent (“BOE”), primarily attributable to revisions to prior forecasts resulting from better-than-expected well performance during 2020 from wells offsetting proved undeveloped locations. Negative revisions to prior estimates were 7.4 million BOE, primarily resulting from lower weighted average oil and gas prices used to estimate reserves at December 31, 2020 as compared to December 31, 2019. These offsetting components resulted in net positive revisions of prior estimates to the Company’s proved undeveloped reserves of 8.9 million BOE.

The Company further advises the Staff that it will revise its future filings consistent with the discussion above to address the overall change in estimates of proved undeveloped reserves by separately identifying and quantifying the net amount attributable to each contributing factor to the extent material, including offsetting factors, so the change in proved undeveloped reserves due to revisions of prior estimates is fully explained.

2.

Expand your disclosure to address your present activities, including the number of gross and net wells in the process of being drilled, completed, or waiting on completion, and other related activities of material importance as of December 31, 2020. Refer to the disclosure requirements in Item 1206 of Regulation S-K

At December 31, 2020, the Company had a total of 45 gross (21.7 net) development wells and two gross (2.0 net) exploration wells that were in the process of being drilled, being completed or awaiting completion operations. The Company advises the Staff that it will revise its future filings to address its present activities consistent with the discussion above.

3.

We note that approximately 39%, 25% and 13% of your total net undeveloped acres will expire over the next three years, respectively. Expand your disclosure to clarify the extent that you have any proved undeveloped locations currently scheduled to be drilled after the expiration date of the lease. If there are material quantities of proved undeveloped reserves attributable to these locations, also disclose the costs which would be necessary to extend the time to the expiration of your acreage. Refer to Rule 4-10(a)(26) of Regulation S-X and FASB ASC 932-235-50-10.

The Company advises the Staff that based on its internal review, as of December 31, 2020, approximately 0.1% of its total proved reserves in 2021, 0.1% of its total proved reserves in 2022 and no proved reserves in 2023 would be impacted if its leases that are not currently held by production expired, which the Company does not view as material. The Company acknowledges that in future periods if there are material quantities of proved undeveloped reserves that are scheduled to be drilled after the expiration date of the applicable lease, it will provide the required disclosures.

U.S. Securities and Exchange

Commission

October 8, 2021

4.

Your explanation of the changes in total proved reserves related to revisions of prior estimates appears to include changes from two or more unrelated factors as well as both positive and negative changes summed into a single quantity without further details. For example, your 2020 revision of prior estimates identified better-than-projected well performance from certain wells which were offset by downward revisions attributable to lower weighted average oil and natural gas prices. Revise your disclosure to identify and quantify the net amount, if significant, relating to each contributing factor separately, including offsetting factors so the change due to revisions of prior estimates is fully explained. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

The Company advises the Staff that the changes in total proved reserves for 2020 related to revisions of prior estimates were determined as follows. Positive revisions to prior estimates related to well performance were 27.6 million BOE, primarily attributable to revisions to prior forecasts resulting from better-than-expected well performance during 2020. Negative revisions to prior estimates were 17.8 million BOE, primarily resulting from lower weighted average oil and gas prices used to estimate reserves at December 31, 2020 as compared to December 31, 2019. These offsetting components resulted in overall net positive revisions of prior estimates to the Company’s proved developed reserves of 9.8 million BOE.

The Company further advises the Staff that it will revise its future filings consistent with the discussion above to address the overall change in estimates of total proved reserves by separately identifying and quantifying the net amount attributable to each contributing factor to the extent significant, including offsetting factors, so the change in total proved reserves due to revisions of prior estimates is fully explained.

5.

Your disclosure of changes to total proved reserves attributed to extensions and discoveries on pages 18 and F-40 appears to be significantly greater than the corresponding change in the net quantities of proved undeveloped reserves disclosed on page 20 for the year ended 2020. For example, the change in total proved reserves for the year ended December 31, 2020 is 35.3 MMBoe compared to the change in proved undeveloped reserves of 20.1 MMBoe. We note similar differences in the estimates for the years

U.S. Securities and Exchange

Commission

October 8, 2021

ended December 31, 2019 and 2018, respectively. Expand the discussion of the changes in your total proved reserves attributable to extensions and discoveries for each period presented to include the reason(s) for this difference. Refer to the disclosure requirements in FASB 932-235-50-5.

The Company advises the Staff that the sum of (i) the changes in proved developed reserves attributable to extensions and discoveries of 15.2 million BOE in the table on page 19 of the Annual Report and (ii) the changes in proved undeveloped reserves attributable to extensions and discoveries of 20.1 million BOE in the table on page 20 of the Annual Report is equal to the changes in total proved reserves attributable to extensions and discoveries of 35.3 million BOE, which is set forth on page F-40 of the Annual Report. A similar summation also applies to the estimates reported for the years ended December 31, 2019 and 2018.

6.

The reserve report, filed as Exhibit 99.1, indicates that the estimates of future net revenue do not include any salvage value for the lease and well equipment or the cost of abandoning the properties. However, disclosure provided in footnote (4) on page 18 appears to indicate that estimates of the standardized measure presented in Form 10-K for the year ended December 31, 2020 represent the present value of estimated future net cash flows less the estimated costs for plugging and abandonment. Please resolve for us this apparent inconsistency in disclosure relating to the costs included in your calculation of the standardized measure.

At December 31, 2020, the Company’s estimated undiscounted plugging and abandonment costs net of undiscounted estimated salvage value were approximately $19.7 million (estimated undiscounted plugging and abandonment costs of $71.3 million less estimated undiscounted salvage value of $51.6 million). The discounted present value of estimated plugging and abandonment costs net of estimated salvage value was approximately $9.9 million. This approximate value of $9.9 million represented 0.6% of the Company’s estimated present value of future net cash flows of $1.658 billion at December 31, 2020 and 0.6% of the Company’s estimated Standardized Measure of $1.584 billion at December 31, 2020, which the Company considered to be immaterial to its disclosure.

The Company acknowledges the apparent inconsistency in the disclosure in the reserve report filed as Exhibit 99.1 to the Annual Report and on page 18 of the Annual Report, but further notes that it considers both statements to be correct, as the Company considers the impact of future plugging and abandonment costs, net of salvage value, to be immaterial in all periods reported. In providing its estimates of proved oil and natural gas

U.S. Securities and Exchange

Commission

October 8, 2021

reserves and future cash flows to Netherland, Sewell & Associates, Inc. (NSAI), the Company does not routinely include estimates for plugging and abandonment costs or estimates of salvage value for lease and well equipment since the net impact of such amounts are considered to be immaterial. As such, the disclosure in the reserve report audit as prepared by NSAI, filed as Exhibit 99.1 to the Annual Report, is correct.

Furthermore, since the Company considers the impact of future plugging and abandonment costs, net of salvage value, to be immaterial to its estimated future cash flows, the Company considers its disclosure in footnote (4) on page 18 of the Annual Report to be correct as well. The Company has considered plugging and abandonment costs, net of salvage value, in determining its estimated discounted future cash flows and standardized measure but concluded that the plugging and abandonment costs, net of salvage value, are immaterial to its disclosure.

The Company advises the Staff that in future periods the Company will include estimates of the net plugging and abandonment costs in determining and disclosing its estimated future cash flows and standardized measure regardless of whether or not such costs are immaterial.

7.

If the abandonment costs, including the costs related to your proved undeveloped locations, have not been included in your calculation of the standardized measure, please tell us the undiscounted dollar amounts and the dollar amounts discounted at ten percent for each of the periods presented, e.g. as of December 31, 2020, 2019 and 2018, respectively, and explain to us your rationale for excluding these costs from your calculation of the standardized measure.

As noted above, at December 31, 2020, the Company’s estimated undiscounted plugging and abandonment costs net of undiscounted estimated salvage value were approximately $19.7 million (estimated undiscounted plugging and abandonment costs of $71.3 million less estimated undiscounted salvage value of $51.6 million). The discounted present value of estimated plugging and abandonment costs net of estimated salvage value was approximately $9.9 million. This approximate value of $9.9 million represented 0.6% of the Company’s estimated present value of future net cash flows of $1.658 billion at December 31, 2020 and 0.6% of the Company’s estimated Standardized Measure of $1.584 billion at December 31, 2020, which the Company considered to be immaterial to its disclosure.

U.S. Securities and Exchange

Commission

October 8, 2021

At December 31, 2019, the Company’s estimated undiscounted plugging and abandonment costs net of undiscounted estimated salvage value were approximately $21.1 million (estimated undiscounted plugging and abandonment costs of $69.1 million less estimated undiscounted salvage value of $48.0 million). The discounted present value of estimated plugging and abandonment costs net of estimated salvage value was approximately $10.5 million. This approximate value of $10.5 million represented 0.5% of the Company’s estimated present value of future net cash flows of $2.248 billion at December 31, 2019 and 0.5% of the Company’s estimated Standardized Measure of $2.034 billion at December 31, 2019, which the Company considered to be immaterial to its disclosure.

At December 31, 2018, the Company’s estimated undiscounted plugging and abandonment costs net of undiscounted estimated salvage value were approximately $10.0 million (estimated undiscounted plugging and abandonment costs of $51.9 million less estimated undiscounted salvage value of $41.9 million). The discounted present value of estimated plugging and abandonment costs net of estimated salvage value was approximately $5.0 million. This approximate value of $5.0 million represented 0.2% of the Company’s estimated present value of future net cash flows of $2.579 billion at December 31, 2018 and 0.2% of the Company’s Standardized Measure of $2.034 billion, which the Company considered to be immaterial to its disclosure.

*    *    *

In responding to the Staff’s comments, the Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

/s/ Doug Rayburn

Doug Rayburn

cc:	David Lancaster, Matador Resources Company

Craig Adams, Matador Resources Company